Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 644

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $75,000,000 3 Year Non-Call 1 Year Callable Libor Range Accrual Note due 2010

        The offered notes will mature on the stated maturity date (July 3, 2010), subject to early redemption as described below. On the stated maturity date (subject to postponement due to non-business days), we will pay you as the principal of your notes an amount in cash equal to the face amount of your notes. In addition, interest will accrue daily on your notes, on each day, at a rate of 6.17% per annum only if the 6-month USD LIBOR rate (as described below) on the applicable reference date (as described below) for such day is greater than or equal to zero and less than 6.50%; interest will not accrue on any given day on which the 6-month USD LIBOR rate on the applicable reference date for such day is greater than or equal to 6.50%.

        We have the right to redeem the offered notes, in whole but not in part, at 100% of the face amount plus any accrued and unpaid interest, on each interest payment date, beginning with the interest payment date scheduled for July 3, 2008.

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Face amount: $75,000,000

Stated maturity: July 3, 2010, subject to early redemption

Specified currency: U.S. dollars (“$”)

Denominations: $100,000 and integral multiples of $1,000 thereafter

Trade date: June 19, 2007

Original issue date: July 3, 2007

Original issue price: 100%

Underwriting discount: 0.10%

Net proceeds to The Goldman Sachs Group, Inc.: 99.90%

CUSIP no.: 38141GFC3

Original issue discount notes: no

Form of notes: global form only

Early redemption: the issuer has the right to redeem the offered notes in whole but not in part, at 100% of the face amount plus accrued and unpaid interest, on each interest payment date, beginning with the interest payment date scheduled for July 3, 2008, subject to five business days’ prior notice to DTC

Repayment: not applicable

Interest rate: for any day during the life of your notes,

•	if the 6-month USD LIBOR rate on the applicable reference date for each such day is greater than or equal to zero and less than 6.50%: 6.17% per annum; and
•	if the 6-month USD LIBOR rate on the applicable reference date for each such day is greater than or equal to 6.50%: 0% per annum

6-month USD LIBOR rate: for any given reference date, LIBOR with an index maturity of six months and an index currency of U.S. dollars, as described on page S-9

Reference date:

•	for each calendar day in the interest period, the reference date will occur on such calendar day, subject to the adjustments described in the two bullet points below;
•	if a calendar day is not a London business day, the reference date for such calendar day will instead occur on the immediately preceding London business day; and
•	rate cut-off: for each of the five business days prior to the relevant interest payment date, the reference date for any such day will instead occur on the fifth last business day of such interest period; however, if such fifth last business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth last business day of the interest period

London business day: any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London

Day count fraction: 30/360, unadjusted

Business day convention: following

Interest payment dates: January 3, April 3, July 3 and October 3, commencing on October 3, 2007; if an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day; an interest payment date that falls on the stated maturity date will not be changed

Regular record dates: the business day immediately preceding each interest payment date if the notes are in global form; the 15th calendar day prior to each interest payment date if the notes are not in global form

Interest period: the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the immediately succeeding interest payment date

Calculation agent: Goldman, Sachs & Co.

Defeasance: not applicable

        You will not be paid any interest for any day on which the 6-month USD LIBOR rate on the applicable reference date for such day is greater than or equal to 6.50%. Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Specific Terms of Your Notes” on page S-8.

        Your investment in the offered notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific To Your Notes” on page S-5 so that you may better understand those risks.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated June 19, 2007

HYPOTHETICAL EXAMPLES

        The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use to determine whether interest will accrue on your notes on any given day based on the applicable 6-month USD LIBOR rate on the applicable reference date for such day.

        The examples below are based on 6-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 6-month USD LIBOR rate will be on any day throughout the life of your notes, and no one can predict whether interest will accrue on your notes on any day during the life of your notes. The 6-month USD LIBOR rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

        For these reasons, the actual 6-month USD LIBOR rates over the life of the offered notes, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical 6-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 6-month USD LIBOR rates during recent periods, see “Historical 6-Month USD LIBOR Rates” on page S-14. Before investing in the offered notes, you should consult publicly available information to determine the 6-month USD LIBOR rates between the date of this prospectus supplement and your purchase of the offered notes.

        The following examples show whether interest will accrue on a given day in hypothetical circumstances. We have included one example in which the reference date for a given day occurs on the same day, one example in which the reference date for a given day occurs on the immediately preceding London business day, and one example in which the reference date for a given day is adjusted due to the rate cut-off. These examples highlight the method we will use to determine the reference date of a given day in different circumstances.

Key Terms and Assumptions for Example 1
September 5, 2007 is a Wednesday
October 3, 2007 is an interest payment date
From and including September 1, 2007 to and including October 3, 2007, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that September 3, 2007, which is a holiday in the United States, is a London business day but not a business day)
From and including September 1, 2007 to and including October 3, 2007, any day that is a Saturday or Sunday is neither a London business day nor a business day
6-month USD LIBOR rate for September 5, 2007 is 5.3%

        Example 1

        Based on the assumptions provided in the box above, September 5, 2007 is a Wednesday and a London business day. The rate cut-off adjustment is not applicable for September 5, 2007 because there are more than five business days between September 5, 2007 and October 3, 2007, the relevant interest payment date. Therefore, the reference date for September 5, 2007 occurs on September 5, 2007.

        Since the 6-month USD LIBOR rate for September 5, 2007, which is 5.3%, is greater than or equal to zero and less than 6.50%, interest will accrue on September 5, 2007 at a rate equal to 6.17% per annum.

Key Terms and Assumptions for Example 2
September 17, 2007 is a Monday
October 3, 2007 is an interest payment date
From and including September 1, 2007 to and including October 3, 2007, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that (i) September 3, 2007, which is a holiday in the United States, is a London business day but not a business day and (ii) the government of the United Kingdom declares September 17, 2007 to be a holiday for the United Kingdom, which results in September 17, 2007 being a business day but not a London business day)
From and including September 1, 2007 to and including October 3, 2007, any day that is a Saturday or Sunday is neither a London business day nor a business day
6-month USD LIBOR rate for September 14, 2007 is 6.9%

        Example 2

        Based on the assumptions provided in the box above, September 17, 2007 is not a London business day. The rate cut-off adjustment is not applicable for September 17, 2007 because there are more than five business days between September 17, 2007 and October 3, 2007, the relevant interest payment date. Since neither September 15, 2007 (a Saturday) nor September 16, 2007 (a Sunday) is a London business day, the reference date for September 17, 2007 is September 14, 2007, the immediately preceding London business day.

        Since the 6-month USD LIBOR rate for September 14, 2007, which is 6.9%, is greater than 6.50%, interest will not accrue on September 17, 2007.

Key Terms and Assumptions for Example 3
September 27, 2007 is a Thursday
October 3, 2007 is an interest payment date
From and including September 1, 2007 to and including October 3, 2007, any day that is neither a Saturday nor Sunday is a London business day and a business day (except that (i) September 3, 2007, which is a holiday in the United States, is a London business day but not a business day and (ii) the government of the United Kingdom declares September 26, 2007 to be a holiday for the United Kingdom, which results in September 26, 2007 being a business day but not a London business day)
From and including September 1, 2007 to and including October 3, 2007, any day that is a Saturday or Sunday is neither a London business day nor a business day
6-month USD LIBOR rate for September 25, 2007 is 6.6%
6-month USD LIBOR rate for September 27, 2007 is 6.4%

        Example 3

        Based on the assumptions provided in the box above, September 27, 2007 is a Thursday and a London business day. However, the rate cut-off adjustment is applicable for September 27, 2007 because September 27, 2007 is the fourth business day immediately preceding October 3, 2007, which is an interest payment date. The fifth last business day of the relevant interest period is September 26, 2007. Since September 26, 2007 is not a London business day, the reference date for September 27, 2007 will occur on September 25, 2007, the London business day immediately preceding September 26, 2007.

        Since the 6-month USD LIBOR rate for September 25, 2007, which is 6.6%, is greater than 6.50%, interest will not accrue on September 27, 2007. Although the 6-month USD LIBOR rate for September 27, 2007 is less than 6.50%, the rate cut-off adjustment results in no interest accrual on September 27, 2007.

We cannot predict the actual 6-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 6-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual 6-month USD LIBOR rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Date of
This Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less than the Original Issue Price

        The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in your notes, the price quoted by us or our affiliates for your notes would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman Sachs.

        If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs. See “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

        Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

        There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

If the 6-Month USD LIBOR Rate Is Greater Than or Equal to 6.50% on the Applicable
Reference Date for Any Day during the Life of Your Notes, Interest Will Not Accrue For That Day

        Because of the formula used to calculate the interest rate applicable to your notes, in the event the 6-month USD LIBOR rate on the applicable reference date for any given day during the life of your notes is greater than or equal to 6.50%, interest will not accrue on your notes for that day. Therefore, if the 6-month USD LIBOR rate is greater than or equal to 6.50% for a prolonged period of time, you will receive no interest payments during such period. Even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

If the Rate Cut-Off Adjustment Applies for Any Day, the Interest Rate
Applicable for Such Day Will Be Determined Based on the 6-Month USD LIBOR Rate
on the Fifth Last Business Day of the Relevant Interest Period, Subject to Adjustments for Non-London Business Days

        For each of the five business days prior to any interest payment date, the rate cut-off adjustment will apply so that the reference date for any such day will occur on the fifth last business day of the relevant interest period (subject to adjustments for non-London business days). Therefore, if the 6-month USD LIBOR rate for the applicable reference date, determined based on the rate cut-off adjustment for any given day within five business days from any interest payment date, is greater than or equal to 6.50%, you will receive no interest payments for such day even if the 6-month USD LIBOR rate on such day is less than 6.50%.

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The Historical 6-Month USD LIBOR Rates Are Not an Indication of the Future 6-Month USD LIBOR Rates

        In the past, the 6-month USD LIBOR rate has experienced significant fluctuations. You should note that historical fluctuations and trends of the 6-month USD LIBOR rate are not necessarily indicative of future 6-month USD LIBOR rates. Any historical upward or downward trend in the 6-month USD LIBOR rate is not an indication that the 6-month USD LIBOR rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical 6-month USD LIBOR rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors
That Are Unpredictable and Interrelated in Complex Ways

        When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 6-month USD LIBOR rate in relation to the 6.50% threshold;
•	the volatility – i.e., the frequency and magnitude of changes in the 6-month USD LIBOR rate;
•	economic, financial, regulatory and political, military or other events that affect 6-month USD LIBOR rate generally;
•	other interest rate and yield rates in the market;
•	the time remaining until your notes mature; and
•	our creditworthiness.

        These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.

        You cannot predict the future performance of the 6-month USD LIBOR rate based on its historical performance. The actual performance of the 6-month USD LIBOR rate over the life of the offered notes, as well as the interest payable on each interest payment date, may bear little or no relation to the historical 6-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 6-Month USD LIBOR Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

        Your notes may trade quite differently from the performance of the 6-month USD LIBOR rate. Changes in the 6-month USD LIBOR rate may not result in a comparable change in the market value of your notes. Even if the 6-month USD LIBOR rate is positive or zero during some portion of the life of the offered notes, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs & Co. Relating to Products Linked to the 6-Month USD LIBOR Rate May Adversely Affect the Value of Your Notes

        Goldman, Sachs & Co. and its affiliates actively trade instruments and derivative products linked to the 6-month USD LIBOR rate. Trading in such products by Goldman, Sachs & Co. and its affiliates and unaffiliated third parties could adversely affect the value of the 6-month USD LIBOR rate which could in turn affect the return on and the value of your notes.

        Goldman, Sachs & Co., its affiliates and other parties may issue or underwrite additional securities or trade other products the return on which is linked to the 6-month USD LIBOR rate or other similar measures. An increased level of investment in the 6-month USD LIBOR rate linked products may negatively affect its performance, and could affect the 6-month USD LIBOR rate, and therefore the interest payable on your notes on each interest payment date, and the value of your notes over the life of your notes.

        Although we are not obligated to do so, we have hedged our obligation under the offered notes with an affiliate of Goldman, Sachs & Co. That affiliate, in turn, will most likely directly or indirectly hedge any of its obligations through

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transactions in the products linked to the 6-month USD LIBOR rate. Goldman, Sachs & Co. and its affiliates may also issue or underwrite financial instruments with returns linked to the 6-month USD LIBOR rate.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

        As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the 6-month USD LIBOR rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the 6-month USD LIBOR rate or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations
that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

        As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 6-month USD LIBOR rate on any given reference date in certain circumstances, which we will use to determine the amount we may pay on the applicable interest payment date. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs &Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

        Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

        On any interest payment date from and including July 3, 2008, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

        Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

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SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

        The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

        This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

        In addition to those terms described on the first page of this prospectus supplement, the following terms will apply to your notes:

        Specified currency:

•	U.S. dollars (“$”).

        Form of note:

•	global form only: yes, at DTC
•	non-global form available: no

        Denominations: each note registered in the name of a holder must have a face amount of $100,000 or integral multiples of $1,000 in excess thereof

        Defeasance applies as follows:

•	full defeasance: no
•	covenant defeasance: no

        Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below
•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

        Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

        We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

        With respect to the offered notes that have not been redeemed, the amount payable on the stated maturity date will be an amount in cash equal to the face amount of your notes.

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Stated maturity date

        The stated maturity date will be July 3, 2010, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Interest Payments

        Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to fixed rate notes, except that (i) the interest rate will be determined and applied daily based on the 6-month USD LIBOR rate as described below, (ii) the interest payable, if any, on each interest payment date will be calculated as described below, and (iii) the interest payment and regular record dates will be those specified in this prospectus supplement.

        If the 6-month USD LIBOR rate on the applicable reference date for any day from and including July 3, 2007 to but excluding maturity or redemption date is greater than or equal to zero and less than 6.50%, interest will accrue for such day at a rate of 6.17% per annum. If the 6-month USD LIBOR rate on the applicable reference date for any day from and including July 3, 2007 to but excluding maturity or redemption date is greater than or equal to 6.50%, interest will not accrue on such day.

        The calculation agent will calculate the amount of interest that has accrued on your notes during each interest period in the following manner. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face amount of your notes by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate determined for such day as described in the immediately preceding paragraph, also expressed as a decimal, by 360.

        Interest will be paid on your notes every January 3, April 3, July 3 and October 3, commencing on October 3, 2007. If an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. If the stated maturity date does not occur on July 3, 2010, the interest payment date scheduled for July 3, 2010 will instead occur on the stated maturity date. However, interest on your notes will accrue only up to but excluding July 3, 2010.

6-Month USD LIBOR Rate

        In this prospectus supplement, when we refer to the 6-month USD LIBOR rate for any day, we mean the rate for deposits in U.S. dollars for a period of six months which appears on the Moneyline Telerate page 3750 as of 11:00 a.m., London time, on the applicable reference date. If such rate does not appear on the Moneyline Telerate page 3750, the 6-month USD LIBOR rate for such day will be the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters screen LIBOR01 page as of 11:00 a.m., London time, on the applicable reference date. If such rate does not appear on the Reuters screen LIBOR01 page, the 6-month USD LIBOR rate for such day will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market at approximately 11:00 a.m., London time, on the applicable reference date to prime banks in the London interbank market for a period of six months commencing on that reference date and in a representative amount. The calculation agent will request the principal London office of each of the four major banks in the London interbank market to provide a quotation of its rate. If at least two such quotations are provided, the 6-month USD LIBOR rate for such day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the 6-month USD LIBOR rate for such day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the applicable reference date for loans in U.S. dollars to leading European banks for a period of six months commencing on that reference date and in a representative amount. If no such quotation is obtained, the 6-month USD LIBOR rate for such day will equal the 6-month USD LIBOR rate for immediately preceding day.

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        For the purposes of the previous paragraph, “Moneyline Telerate page 3750“ means the display on Moneyline Telerate, Inc. on the page 3750; “Reuters screen LIBOR01 page” means the display page designated as “LIBOR01“, or any successor or replacement page, on the Reuters service, or any successor service; and “representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Reference Date

        For each calendar day in the interest period, the reference date will occur on such calendar day, subject to the adjustments described in the two bullet points below:

•	If a calendar day is not a London business day, the reference date for such calendar day will instead occur on the immediately preceding London business day; and
•	rate cut-off: for each of the five business days prior to the relevant interest payment date, the reference date for any such day will instead occur on the fifth last business day of such interest period; however, if such fifth last business day is not a London business day, the relevant reference date will occur on the London business day immediately preceding such fifth last business day of the interest period.

Default Amount on Acceleration

        If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

        For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer —Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

        Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

        As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

        The calculation agent in its sole discretion will make all determinations regarding the 6-month USD LIBOR rate, the reference date, the interest payable, if any, on each interest payment date, the London business days, business days, postponement of the stated maturity date, the default amount and the principal on your notes to be made at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

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        Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Call Right

        We may redeem your notes, at our option, in whole but not in part on any interest payment date, beginning with the interest payment date scheduled for July 3, 2008, for cash at 100% of the face amount plus any accrued and unpaid interest to, but excluding, the call date.

        If we choose to exercise our call right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice to the holder. The day we give the notice, which will be a business day, will be the call notice date and the interest payment date we select for redemption, which we will state in the call notice, will be the call date. We will not give a call notice that results in a call date later than the stated maturity date.

        If we give the holder a call notice, we will redeem the entire outstanding face amount of your notes as follows. On the call date, we will pay the redemption price in cash, together with any accrued and unpaid interest to, but excluding, the call date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

        When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

London Business Day

        When we refer to a London business day with respect to your notes, we mean any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

Default Amount

        The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

        During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only —quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

        Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

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•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

        If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

        In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

        Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

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USE OF PROCEEDS AND HEDGING

        We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

        In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of instruments linked to 6-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to 6-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to 6-month USD LIBOR rate, and/or
•	may take short positions in securities of the kind described above – i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

        We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

        In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 6-month USD LIBOR rate.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount, if any, we will pay on your notes at maturity or upon redemption, as applicable. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the 6-Month USD LIBOR Rate May Impair the Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

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HISTORICAL 6-MONTH USD LIBOR RATES

        The table set forth below illustrates historical 6-month USD LIBOR rate since January 1, 2005.

        The 6-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the 6-month USD LIBOR rate during any period shown below is not an indication that the 6-month USD LIBOR rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical 6-month USD LIBOR rate as an indication of the future performance of the 6-month USD LIBOR rate. We cannot give you any assurance that the future performance of the 6-month USD LIBOR rate will result in you receiving interest payments greater than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the performance of the 6-month USD LIBOR rate.

        The actual performance of the 6-month USD LIBOR rate over the life of the offered notes, as well as the interest payable at each interest payment date, may bear little relation to the historical 6-month USD LIBOR rates shown below.

        The table below shows the highest and lowest 6-month USD LIBOR rate for each of the four calendar quarters in 2005 and 2006, and the first and second calendar quarters of 2007, through June 19, 2007. We obtained the 6-month USD LIBOR rates listed in the table below from Bloomberg Financial Services, without independent verification.

	High	Low

2005
Quarter ended March 31	3.40000	2.79000
Quarter ended June 30	3.71000	3.32813
Quarter ended September 30	4.23063	3.72857
Quarter ended December 31	4.71000	4.26688

2006
Quarter ended March 31	5.14000	4.68000
Quarter ended June 30	5.64000	5.14313
Quarter ended September 30	5.63000	5.36000
Quarter ended December 31	5.43000	5.29313

2007
Quarter ended March 31	5.40125	5.25913
Quarter ending on June 30	5.40906	5.32906
6-month USD LIBOR rate on June 19, 2007: 5.39813

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SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

        The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

        The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of the notes and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	a regulated investment company;
•	a common trust fund;
•	a person that owns the notes as a hedge or that is hedged against interest rate or currency risks;
•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

        Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U. S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

        The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments and this will depend upon whether or not it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front- or Back-Loaded”). We do not expect interest on the notes to be Front- or Back-Loaded and we intend to report payments on the notes in accordance with such position. Accordingly, in the opinion of Sullivan &Cromwell LLP, your notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss.

        If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front- or Back-Loaded, the Internal Revenue Service could treat your

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note as a single debt instrument subject to special rules governing contingent payment obligations. Please consult your tax advisor with respect to the possible application and consequences of these rules.

Backup Withholding and Information Reporting

        Please see the discussion under “United States Taxation —Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

        If you are a United States alien holder (as defined in the accompanying prospectus), you generally will not be subject to United States withholding tax or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes as long as you comply with certain certification and identification requirements as to your foreign status. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

        This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

        The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest”or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager”(prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

        The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

        In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $16,100. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

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        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page
Hypothetical Examples	S-2
Additional Risk Factors Specific to Your Notes	S-5
Specific Terms of Your Notes	S-8
Use of Proceeds and Hedging	S-13
Historical 6-Month USD LIBOR Rates	S-14
Supplemental Discussion of Federal Income Tax Consequences	S-15
Employee Retirement Income Security Act	S-17
Supplemental Plan of Distribution	S-18

Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked
to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$75,000,000

The Goldman Sachs Group, Inc.

3 Year Non-Call 1 Year Callable Libor Range Accrual Note due 2010

Medium-Term Notes, Series B

Goldman, Sachs & Co.